Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(SEHK Stock Code: 6883)

NOTICE OF MEETING

APPROVING INTERIM RESULTS

This announcement is made pursuant to Rule 13.43 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

Melco Crown Entertainment Limited (the “Company”) announces that a meeting of the board of directors of the Company or its designated committee will be held on August 26, 2014 (Tuesday) for the purpose of, among other matters, considering and approving the unaudited interim results of the Company and its subsidiaries for the six months ended June 30, 2014.

By order of the Board
Melco Crown Entertainment Limited
Stephanie Cheung
Company Secretary

Macau, August 14, 2014

As of the date of this announcement, the board of directors comprises one executive director, namely Mr. Lawrence Yau Lung Ho (Co-Chairman and Chief Executive Officer); five non-executive directors, namely Mr. James Douglas Packer (Co-Chairman), Mr. John Peter Ben Wang, Mr. Clarence Yuk Man Chung, Mr. William Todd Nisbet, and Mr. Rowen Bruce Craigie and four independent non-executive directors, namely Mr. James Andrew Charles MacKenzie, Mr. Thomas Jefferson Wu, Mr. Alec Yiu Wa Tsui, and Mr. Robert Wason Mactier.